

Mail Stop 3561

April 3, 2009

Mr. Patrick J. Moore, Chairman and CEO
Smurfit-Stone Container Corporation
150 North Michigan Avenue
Chicago, Illinois 60601

> **Re:** **Smurfit-Stone Container Corporation**
> **Form 10-K for Fiscal Year Ended December 31, 2008**
> **Filed February 20, 2009**
> **File No. 0-23876**

Dear Mr. Moore:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. We have asked you to provide us with additional information so we may better understand your disclosure. Please do so within the time frame set forth below. You should comply with the comments in all future filings, as applicable. Please confirm in writing that you will do so and also explain to us how you intend to comply, within the time frame set forth below. Please understand that after our review of your response, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. Please file all material agreements in their entirety, including all schedules, exhibits, annexes, appendices, etc. We direct your attention to Exhibit 10.1 to the Form 8-K filed January 30, 2009; Exhibits 10.1, 10.2 and 10.3 to the Form 8-K

filed March 2, 2009; and Exhibit 10.1(a) to the Form 10-K filed March 17, 2009.
In addition, please file validly executed agreements for Exhibit 10.1 to the Form
8-K filed January 30, 2009 and Exhibit 10.2 to the Form 8-K filed March 2, 2009.

Management's discussion and analysis of financial condition and results of
operations

Non-GAAP Financial measures, page 23

2. We note your use of non-GAAP financial measures which exclude a number of
recurring items. Your current disclosure does not demonstrate the usefulness of
these measures and how they are used to evaluate performance considering that
several of the items appear to be recurring in your on ongoing operations. Your
disclosure regarding the use of these measures appears overly broad. We
addressed this issue in a comment letter dated August 22, 2006 and you responded
in a letter dated September 5, 2006 that you would provide all disclosures
required by Question 8 of Frequently Asked Questions Regarding the Use of Non-
GAAP Financial Measures. Please address all required disclosures including

- the substantive reasons why management believes the non-GAAP financial
measures provide useful information to investors;

- the manner in which management uses the non-GAAP measures to conduct or
evaluate its business;

- the economic substance behind management's decision to use such measures;

- the material limitations associated with use of the non-GAAP financial measures
as compared to the use of the most directly comparable GAAP financial
measures; and

- the manner in which management compensates for these limitations when using
the non-GAAP financial measures;

Refer to "Frequently asked Questions Regarding the Use of Non-GAAP
Financial Measures" as issued by the Commission and Item 10(e) of
Regulation S-K for detailed guidance.

Closing comments

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your response to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and response to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comment, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Please contact Cathey Baker at (202) 551-3326 or Pam Howell, who supervised the review of your filing, at (202) 551-3357 with any questions.

Sincerely,

John Reynolds
Assistant Director

cc: Craig A. Hunt, Esq.
     FAX: (314) 787-6239